Exhibit 12.1
Haights Cross Communications — Holding Company
Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	For the year ended December 31,
	2001	2002	2003	2004	2005

Ratio of Earnings to Fixed Charges:
Income before provision for income taxes, discontinued operations and cumulative effect of accounting change-Adjusted	(9,679)	15,282	(1,577)	(18,793)	(24,309)

Fixed Charges:
Interest Expense	20,024	17,993	19,928	48,194	59,328
Amortization of Deferred Financing Costs	1,200	1,560	2,027	2,937	3,579
Preferred Stock Accretion & dividends	14,389	16,781	17,472	2,735	3,048
Interest portion of rental expense (a)	494	411	472	510	556

Total Fixed Charges	36,107	36,745	39,899	54,376	66,511

Income before provision for income taxes, discontinued operations, cumulative effect of accounting change and fixed charges	26,428	52,027	38,322	35,583	42,202

Ratio — Earnings to Fixed Charges	0.73	1.42	0.96	0.65	0.63
Ratio Coverage Deficiency(b)	(9,679)	—	(1,577)	(18,793)	(24,309)

(a)	Includes approximately 21% of rent expense for each period presented as deemed by management to be the interest component of such rentals.

(b)	Due to the loss from operations for the year ended December 31, 2001, 2003, 2004 and 2005, there were insufficient earnings of $9.7 million, $1.6 million, $18.8 million and $24.3 million, respectively, to cover fixed charges.